September 4, 2012

QMM: NYSE AMEX
QMM: NYSE MKT
QTA: TSX VENTURE
NR-19-12

QUATERRA AND GRANDE PORTAGE RELEASE INTIAL 2012 DRILL
RESULTS AT HERBERT GLACIER GOLD PROJECT, ALASAKA

Includes multi-ounce gold intercepts along Deep Trench Vein

VANCOUVER, B.C. — Quaterra Resources Inc. today announced its joint venture partner Grande Portage Resources Ltd. has released initial 2012 drilling results from the Herbert Glacier mesothermal vein gold project near Juneau, Alaska.

Results from the Deep Trench vein include two holes with multi-ounce gold intercepts and numerous other significant intercepts that establish continuity between the wider spaced 2011 mineralized intervals.

Highlights include hole 12E-1, which intersected 3.34 meters (true thickness 2.47 meters) averaging 17.79 g/tonne (0.52 oz/ton) gold, including 0.55 meters of 76.8 g/tonne (2.24 oz/ton) gold; and hole 12G-5, which intersected 5.73 meters (true thickness 3.55 meters) averaging 20.1 g/tonne (0.59 oz/ton) gold, including 1.2 meters of 79 g/tonne (2.3 oz/ton) gold. Hole 12G-3 contains a 3.15 meter intercept with a true thickness of 2.05 meters averaging 15.6 g/tonne (0.455 oz/ton) gold and hole 309B includes a 4.07 meter intercept (true thickness 2.60 meters) averaging 11.3 g/tonne (0.331 oz/ton) gold. These assays along with others are supplied in the table below. A map at the end of this release shows the hole locations. The map is also available on the Quaterra website.

Hole	From	To	Interval	Thickness	Au	Au
Name	(m)	(m)	(m)	(True, m)	(g/t)	(oz/ton)
12E-1	116.30	116.85	0.55	0.41	76.80	2.243
(included within following intercept:)
12E-1	113.51	116.85	3.34	2.47	17.79	0.520
12E-2	183.04	184.56	1.52	0.79	7.05	0.206
12E-4	157.56	159.41	1.85	1.09	3.99	0.117
12E-5	127.41	128.89	1.48	0.98	7.26	0.212
12E-5	143.80	146.05	2.25	1.49	3.55	0.104
12E-6	165.98	166.97	0.99	0.51	5.50	0.161
12E-7	95.97	96.95	0.98	0.86	3.83	0.112
12E-9	164.87	169.19	4.32	2.12	4.63	0.135
12G-1	152.36	158.16	5.80	3.13	4.69	0.137

12G-2	167.85	169.26	1.41	0.66	8.33	0.243
12G-2	173.98	176.84	2.86	1.34	6.63	0.194
12G-3	121.96	125.11	3.15	2.05	15.57	0.455
12G-4	104.01	105.74	1.73	1.35	3.41	0.100
12G-5	131.66	132.86	1.20	0.74	79.00	2.307
(included within following intercept:)
12G-5	129.42	135.15	5.73	3.55	20.29	0.593
12G-6	161.46	162.86	1.40	0.67	3.76	0.110
12G-6	166.04	169.44	3.40	1.63	3.61	0.105
309B	43.94	48.01	4.07	2.60	11.33	0.331
309C	62.96	65.95	2.99	1.91	4.71	0.137
309C	69.86	74.37	6.46	3.23	5.19	0.151
309D	44.91	46.86	1.95	1.62	6.95	0.203
312B	54.99	57.16	2.17	1.56	8.22	0.240

The Deep Trench vein occupies an east-west striking shear zone which dips steeply north. Deep drilling from Pads F, E, and G plus shallow drilling from five additional pads has intersected the mineralized vein over a strike length of 370 meters and to a depth of over 200 meters. The vein can be traced at surface over a strike length of 1,000 meters and is open at depth. Holes 12G-3, 12G-5 and several other holes, for which assays are pending, have partially delineated a new high-grade zone or shoot beginning at the surface between Pads E and G and plunging steeply east to a depth of at least 150 meters. Shallow drilling in this area from platform 311 produced core with strong visible gold for which assays are pending.

“We are very encouraged by the initial results from our 2012 drilling program,” says Ian Klassen, President of Grande Portage. “Not only have we discovered a new zone of high-grade gold mineralization east of our original discovery on the Deep Trench vein, but we have also confirmed continuity of mineralization between our more widely spaced holes drilled last year.”

By August 30, 36 holes totaling 4,900 meters had been completed in 2012 along the western Part of the Deep Trench vein. Grande Portage will continue drilling with two rigs focusing on the Deep Trench, Main and Goat veins.

Core logging and processing of the core for sampling and storage is done at a secure location in Juneau. Analytical testing of the core samples has been conducted by ALS Canada Ltd., with the sample preparation being done in Anchorage, AK, and analysis of the samples by the Vancouver, B.C. laboratory. Methods include metallic screening for coarse gold, fire assays, and multi-element ICP analysis.

Grande Portage and Quaterra Resources have formed a 65/35 joint venture for the further exploration and development of the property with each party bearing their proportionate costs.

This news release has been prepared and approved by Carl Hale, CPG, a geologist with more than 40 years’ experience and a Qualified Person as defined under NI43-101. Mr. Hale is supported by C.C. Hawley, Ph.D., CPG, of Hawley Resource Group, Inc. and Alaska Earth Sciences, Inc. of Anchorage, Alaska.

Quaterra Resources Inc. (NYSE MKT: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton, President and CEO, Quaterra Resources Inc.

For more information please contact:
Lauren Stope, Manager Communications
Quaterra Resources Inc.
604-641-2746

Should you wish to receive news releases by fax please provide your contact details to Quaterra at 604-681-9059 (direct), 1-855-681-9059 (toll free) or email info@quaterra.com.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Lauren Stope at 604-641-2746 or email: info@quaterra.com

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.